March 22, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Margaret Schwartz

Re:	Solid Biosciences Inc.

Registration Statement on Form S-3

File No. 333-254310

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solid Biosciences Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-254310), so that it may become effective at 4:30 p.m., Eastern time, on March 24, 2021, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Ilan Ganot
Ilan Ganot
Chief Executive Officer